Investment Strategy Updates

Effective December 22, 2014, PIMCO High Income Fund amended an existing non fundamental investment policy, such that the Fund may now invest up to 40% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the relevant countrys local currency with less than 1 year remaining to maturity). Prior to the amendment, the Fund could invest up to 10% of its total assets in securities that are economically tied to emerging market countries, and this limitation did not include an exception for investment grade sovereign debt denominated in the relevant countrys local currency with less than 1 year remaining to maturity.

In addition, effective December 22, 2014, PIMCO High Income Fund adopted a non fundamental investment policy permitting the Fund to invest without limitation in investment grade sovereign debt denominated in the relevant countrys local currency with less than 1 year remaining to maturity, subject to applicable law and any other restrictions described in the Funds prospectus, Statement of Information or shareholder reports in effect from time to time.

In addition, PIMCO High Income Fund has adopted the following investment policy: The Fund may invest up to 20% of its total assets in common stocks and other equity securities from time to time, including those it has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security.